Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos.333-162193
333-162193-01

Addendum to the accompanying Prospectus dated September 29, 2009 and
Prospectus Supplement dated September 29, 2009.

Debt Securities

ABN AMRO BANK N.V.
fully and unconditionally guaranteed by
ABN AMRO Holding N.V.

You should read the accompanying pricing supplement (the "Pricing Supplement"), which contains the specific terms of the offered debt securities, together with the accompanying prospectus dated September 29, 2009 (the "Prospectus") and the accompanying prospectus supplement dated September 29, 2009 (the "Prospectus Supplement") of ABN AMRO Bank N.V. and ABN AMRO Holding N.V. When you read the Pricing Supplement, please note that all references in the Pricing Supplement to a prospectus dated September 29, 2006 of ABN AMRO Bank N.V. and ABN AMRO Holding N.V. (or to any section of such prospectus), should refer instead to the Prospectus or to the corresponding section of the Prospectus, as applicable, and all references in the Pricing Supplement to a prospectus supplement dated September 29, 2006 of ABN AMRO Bank N.V. and ABN AMRO Holding N.V. (or to any section of such prospectus supplement), should refer instead to the Prospectus Supplement or to the corresponding section of the Prospectus Supplement, as applicable.

The accompanying Prospectus supersedes the prospectus dated September 29, 2006 and the accompanying Prospectus Supplement supersedes the prospectus supplement dated September 29, 2006.

RBS Securities Inc. will, and other affiliates of ABN AMRO Bank N.V. may, use this addendum and the accompanying Prospectus, Prospectus Supplement and Pricing Supplement in connection with offers and sales of the debt securities in market-making transactions.

RBS Securities Inc.

Addendum dated September 29, 2009